FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2003

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                        |x|

                                    Form 40-F
                                        |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

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permitted by Regulation S-T Rule 101(b)(7): ____

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Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes
                                        |_|

                                        No
                                        |x|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------

By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 14 May 2003
      -----------

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                             Reference

Press Release dated May 14, 2003:
EIDOS ANNOUNCES E3 LINE-UP AND RELEASE SCHEDULE UPDATE

        Eidos Announces E3 Line-up and Release Schedule Update

    LONDON--(BUSINESS WIRE)--May 14, 2003--Eidos plc (LSE: EID.L,
NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, today confirms that it will be profiling its strong forthcoming games portfolio at the Electronics Entertainment Expo (E3) in Los Angeles, running from May 14 to May 16.
    Eidos also announces today the launch date for its eagerly awaited Tomb Raider: The Angel of Darkness and for The Italian Job.
    Tomb Raider: The Angel of Darkness will be released on PS2 and PC formats on June 20, 2003. The launch of the Tomb Raider film sequel "The Cradle of Life", is scheduled for US release by Paramount Pictures on July 25.
    With the US release by Paramount of the new Italian Job film on May 30, 2003, Eidos has taken the opportunity to bring forward the release date of its Italian Job title from July to June in order to maximize the game's commercial potential alongside the film. The game will be published on PS2, Xbox and GameCube consoles.
    In addition to the above two games, Eidos will showcase at E3 its strong portfolio of games scheduled for release during the remainder of calendar year 2003. These include Whiplash (PS2, Xbox), Commandos 3: Destination Berlin (PC), Legacy of Kain: Defiance (PS2, Xbox, PC), and Thief (Xbox, PC). By bringing forward the release date of The Italian Job game, Eidos has also taken the opportunity to reschedule the release dates for Backyard Wrestling and Deus Ex: Invisible War to the pre-Christmas sales period later this year. These games will also be showcased at E3.
    Given the strong performance of pillar titles this year to date and the imminent release of Tomb Raider: The Angel of Darkness and The Italian Job, the Board remains confident that the Company will meet current market expectations for the financial year to June 30, 2003.
    Chief Executive Officer, Mike McGarvey, said:
    "The outstanding performance of our first-half releases of Hitman 2 and TimeSplitters 2, together with the recently released Championship Manager 4, the record breaking PC game, demonstrate the strength of Eidos' games portfolio. Tomb Raider: The Angel of Darkness and The Italian Job games will complete the line-up for this financial year and give us a firm base from which we can continue to deliver improved performances going forward."

Notes:

    1. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.
    2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

    CONTACT: Eidos plc
             Mike McGarvey / Stuart Cruickshank, 44 20 8636 3000 or
             Brunswick
             Jonathan Glass / James Crampton, 44 20 7404 5959 or
             Nina Pawlak, 212/333-3810